

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

December 3, 2008

Via facsimile to ((650) 233-4545) and U.S. Mail

Jorge A. del Calvo, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2475 Hanover Street
Palo Alto, CA 94304

>   **Re: eTelecare Global Solutions, Inc.**
>   **Amended Schedule 14D-9**
>   **File No. 005-82854**
>   **Filed November 25, 2008**

Dear Mr. del Calvo:

We have reviewed the above filings and have the following comments.

Schedule 13E-3

1.   Please file an amendment to the original Schedule 13E-3 to reflect the revisions made in response to our prior comment letter.

Amended Schedule 14D-9

Reasons for the Recommendation, page 19

2.   We reissue comment 14. Your reference to the annual and quarterly reports does not provide the required disclosure completely. Please revise.

Opinion of Morgan Stanley, page 24

3.   We reissue comment 20 as it addressed the "Equity Research Analysts' Price Targets" analysis and the discounted cash flows analysis.

4.   We reissue comment 21. As to the price targets used in the Equity Research Analysts' Price Targets analysis, disclose each price target instead of the range of price targets. As to the Comparable Companies Trading, the Discounted Cash Flow, the Precedent Transactions and the Theoretical Leveraged Buyout analyses show how Morgan Stanley used the data to arrive at the implied per share values disclosed.

5.   Refer to the Comparable Companies Trading analysis. Please explain why the range of aggregate values to EBITDA and the range of price to estimated earnings per share for the comparable companies is narrower than the values listed in response to prior comment 21. We note that each range includes fewer comparable company multiples than those left outside the range. We note a similar pattern in the Precedent Transaction analysis.

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Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions